March 18, 2016

Mr. John Cash, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

RE:	Flexsteel Industries, Inc. Form 10-K for the year ended June 30, 2015 Filed August 28, 2015 Definitive Proxy on Schedule 14A Filed October 27, 2015 File No. 0-5151

Dear Mr. Cash:

This letter is in response to the comment letter received by us dated February 26, 2016 (the “Comment Letter”), containing comments to our Form 10-K for the fiscal year ended June 30, 2015 (“2015 Form 10-K”). For your convenience, we have reproduced each of the Staff’s comments from the Comment Letter. Each item number set forth below is in response to the corresponding item number in the Comment Letter.

Form 10-K for the fiscal year ended June 30, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Segment Sales, page 18

1.                  Comment

In future filings, please provide a more comprehensive discussion explaining the reasons for the changes in your results of operation. For example, please explain why net sales increased or decreased for your residential and commercial product lines. In addition, where you cite multiple reasons for changes, please separately quantify the impact of each factor when multiple factors contribute to material fluctuations. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response

We interpreted your comment as referring to Form 10-K, under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10. In our future periodic filings we will provide expanded disclosure of the reasons for the changes in our results of operations in particular the reasons for material changes in net sales.

Supplemental Revised Disclosure

The Company’s supplemental revised disclosure for Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Segment Sales of the Annual Report on Form 10-K for fiscal year ended June 30, 2015 on page 10 is as follows:

Mr. John Cash

March 4, 2016

Net sales for fiscal 2015 were $467.0 million compared to $438.5 million in the prior fiscal year, an increase of 6.5%. For the fiscal year ended June 30, 2015, residential net sales were $393.1 million compared to $359.5 million for the year ended June 30, 2014, an increase of 9.3%. The residential net sales increase of $33.6 million for the year ended June 30, 2015, was substantially due to the increased sales volume of upholstered and ready-to-assemble products. Commercial net sales were $73.8 million for the year ended June 30, 2015, a decrease of 6.6% from net sales of $79.0 million for the year ended June 30, 2014. The commercial net sales decrease was substantially related to decreased sales volume.

2015 Definitive Proxy on Schedule 14A Filed October 27, 2015

Executive Compensation, page 6

Cash Incentive Plan, page 7

2.                  Comment

In future filings please disclose the following:

•	the achieved amount for each performance objective;
•	the percentage of target incentive compensation received at the threshold and maximum; and
•	how the incentive reward is calculated when the achieved performance objectives are between the threshold and target or between the target and maximum.

Additionally, please briefly describe the nature of the “leadership and effectiveness” and “individual” goals for your named executive officers. Please provide us supplementally with what this revised disclosure would have looked like for fiscal year 2015.

Response

In our future periodic filings we will provide expanded disclosure for the amount achieved for each performance target, the percentage of target received at the threshold and maximum and how the incentive award is calculated when the achieved performance objectives are between threshold and target or between target and maximum.

Supplemental Revised Disclosure

Cash Incentive Compensation. Based upon the recommendation of the Compensation Committee, our Board of Directors adopted, and our shareholders approved at the 2013 Annual Meeting of Shareholders, the Flexsteel Industries, Inc. Cash Incentive Compensation Plan, referred to as the “CIP”. The purpose of our CIP is to align incentive compensation with performance measures that drive the Company’s market value. The CIP is also designed to promote the accomplishment of corporate objectives as reflected in the Company’s annual operating plan and objectives established by management, and to recognize achievement through the payment of incentive compensation. After the completion of the year, the Committee ratifies cash incentives based principally on the extent to which objectives have been achieved. If threshold performance levels are not met, no award is made. The incentive award levels are expressed as a percentage of the executive officer’s base salary ranging from 50% to 115% based on the individual’s responsibility level and total compensation. The payouts of the individual objectives of the CIP range from threshold of 40% to a maximum of 200% of the target award. When the threshold performance level is achieved, the payout percentage increases proportionally to the improvement in performance as measured against the objective. The objectives for fiscal year 2015 for each of the named executive officers, including weighting for each objective, were (i) Ms. Czanderna, Mr. Hall and Mr. Bertsch: 50% diluted earnings per share, 10% net sales, 30% free cash flow, and 10% leadership and effectiveness, as evaluated by the Committee; (ii) Mr. Richardson: 10% diluted earnings per share, 10% free cash flow, 10% leadership and effectiveness, as

Mr. John Cash

March 4, 2016

evaluated by the Committee and 70% related to individual goals related to net sales growth and improvements in operating performance in his area of responsibility; (iii) Ms. Bizzis: 40% diluted earnings per share, 20% net sales, 20% free cash flow, and 20% leadership and effectiveness, as evaluated by the Committee. In evaluating a named executive officer’s leadership and effectiveness, the Committee considers a number of factors, including the extent that individual performance and professional development objectives were accomplished.

The performance objectives under the cash incentive compensation plan for fiscal 2015 were as follows:

•	Target: diluted earnings per share: $2.63, net sales: $476.3 million, free cash flow: $16.3 million.
•	Threshold: diluted earnings per share: $2.20, net sales: $450.0 million, free cash flow: $13.9 million.
•	Maximum: diluted earnings per share: $3.33, net sales: $520.0 million, free cash flow: $20.3 million.

For fiscal year 2015, the Company achieved its performance objectives as a percentage of target as follows:

•	diluted earnings per share 130%, net sales 76%, free cash flow 0%.

Cash incentive compensation made to named executive officers for fiscal 2015 for achievement of corporate performance objectives are reflected in the column titled “Non-Equity Incentive Plan Compensation” of the Summary Compensation Table.

Long-Term Incentive Compensation Plan, page 8

3.	Comment

In future filings, please disclose the following:

•	the threshold, target, and maximum levels for your corporate performance objective of fully-diluted earnings per-share for the performance period beginning on July 1, 2014;
•	the percentage of base salary awarded to each named executive officer when the target performance objective is achieved;
•	the percentage of target awarded when the threshold and maximum performance objectives, respectively, are achieved; and
•	how the award is calculated when the achieved performance objective is between the threshold and target or target and maximum.

Please provide us supplementally with what this revised disclosure would have looked like for fiscal year 2015.

Response

In our description of the Long-Term Incentive Compensation Plan in the 2016 Proxy Statement discussing the executive compensation for the fiscal year ending June 30, 2016, the Company will disclose the threshold, target and maximum performance objectives of the fully diluted earnings per share for the three year period ended 2016, the first three year performance period completed after the Long-Term Incentive Plan adopted in 2013. The disclosure of the objectives for the three year performance period beginning July 1, 2014 would require disclosure of objectives relating to future years. The following is the form of the sentence to be included next year:

“For the three year performance period ending June 30, 2016, the fully diluted earnings per share performance objectives reflecting three year totals, for the threshold, target and maximum levels were $________, $________ and $_________, respectively. ” In addition, in our future periodic filings we will disclose the percentage of base salaries awarded to each executive officer when threshold, target and maximum performance objectives are achieved, and how the award is calculated when the achieved performance is between the threshold and target and maximum.

Mr. John Cash

March 4, 2016

Supplemental Revised Disclosure

Long-Term Incentive Compensation Plan. Under the LTIP, it is generally intended that the established performance goal or goals will be measured over a three-year period. The LTIP lists 31 potential corporate performance objectives. The Committee will also establish the weighting of each corporate performance objective for purposes of the performance calculations in advance of each performance period. The Committee selected fully-diluted earnings per share for the three-year performance period beginning on July 1, 2014 and ending on June 30, 2017. The performance objective was selected as the best reflection of our corporate performance as most relevant to our shareholders, at this time. The specific performance targets are expressed in an aggregate amount for the three-year period. The Committee endeavors to set the targets at levels that challenge our executive officers to improve operating results and enhance shareholder value.

At the start of each three-year performance period, the Committee establishes a target number of shares of our common stock that each executive can earn subject to our achievement over the three-year performance period of threshold, target and maximum levels of each corporate performance objective. Threshold and maximum levels will be expressed as a multiple of the target level. For the performance period that began July 1, 2014, the target number of shares for which each executive is eligible is based on a percentage of the executive’s base salary at the beginning of the performance period as follows: (i) Ms. Czanderna, 80%, (ii) Mr. Hall, 55%, (iii) Mr. Bertsch, 35%, (iv) Mr. Richardson, 50% and (v) Ms. Bizzis, 45%. The payouts of the individual objectives of the LTIP range from threshold of 40% to a maximum of 200% of the target award. When the threshold performance level is achieved, the payout percentage increases proportionally to the improvement in performance as measured against the objective. The beginning of each fiscal year triggers the start of another three-year performance period. This plan structure results in three active performance periods being in place at any given time. The number of shares for which the named executive officers are eligible for the three-year period ending June 30, 2017 are set forth in the Grants of Plan Based Awards table.

Omnibus Stock Plan, page 8

4.	Comment

In future filings, please briefly describe how the amount of option shares granted to each named executive officer was determined.

Please provide us supplementally with what this revised disclosure would have looked like for fiscal year 2015.

Response

In our future periodic filings we will provide expanded disclosure describing how the amount of option shares granted to each named executive officer was determined.

Supplemental Revised Disclosure

Omnibus Stock Plan. Under the Stock Plan, while the Committee may grant awards to participants in the form of restricted stock, restricted stock units, stock options, stock appreciation rights or performance units, the Company has only granted stock options to executive officers under the Stock Plan. Stock options awarded under shareholder approved plans, give executives the opportunity to purchase our common stock for a term not to exceed ten years and at a price of no less than the closing sale price of our common stock on the date of grant. Executives benefit from stock options only to the extent stock price appreciates after the grant of the option. The Committee recognizes that each executive officer, rather than the Committee, decides whether or not to exercise an option at any given time. For this reason, the Committee’s decision to grant a stock option to an executive officer does not take into account any gains realized by the executive officer due to a decision to exercise a pre-existing option in any given year. Historically, stock options are immediately exercisable. The Committee has not repriced stock options or replaced stock options that are underwater in the past and does not intend to engage in either practice in the future. Stock options are granted by the

Mr. John Cash

March 4, 2016

Committee at a regularly scheduled meeting, based on recommendations from the Chief Executive Officer, the participant’s level of responsibility and total compensation. Most Committee meetings are scheduled a year in advance. Scheduling decisions for Committee meetings are made without regard to anticipated earnings or other major announcements by us. The Committee will consider granting various types of equity to newly hired executives on a case-by-case basis.

The number of option shares granted in fiscal 2015 to each of the named executive officers is set forth in the Grants of Plan Based Awards table.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We believe that we have adequately addressed each item in the Comment Letter and that our proposed changes to our future filings will satisfy the additional disclosures and information sought by the staff. We look forward to completing this effort and your response to this letter. Please contact me at (563) 585-8392 with questions or comments.

Sincerely,

FLEXSTEEL INDUSTRIES, INC.

/s/ Timothy E. Hall

Timothy E. Hall

Senior Vice President, Finance

Chief Financial Officer